StatSure Diagnostic Systems
One Clarks Hill, Framingham Massachusetts, 01702
p 508 872-2625 f 508 872-2728
www.statsure.com

May 7, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: StatSure Diagnostic Systems, Inc.
Request for Withdrawal of Amendment to Registration Statement on Form SB-2 filed on May 2, 2007
Registration No. 333-136340
Accession Number: 0001144204-07-022221

Dear Sir/Madam:

This letter is hereby submitted to notify the Securities and Exchange Commission (the "SEC") of an inadvertent filing submission error made by StatSure Diagnostic Systems, Inc. (the "Company"). On May 2, 2007, the Company filed an Amendment to Form SB-2 (File No. 333-136340 ("Amendment to SB-2") with the SEC using the incorrect EDGAR submission type, "SB-2/A" (i.e. Pre-Effective Amendment), when it intended to use EDGAR submission type "POS AM" (i.e. Post-Effective Amendment). Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Amendment to SB-2 filed on May 2, 2007. No securities were issued or sold pursuant to the incorrectly filed Amendment to SB-2.

Please note that on May 7, 2007, the Company re-filed Post-Effective Amendment No. 1 to Form SB-2 (File No. 333-136340) using the correct "POS AM" EDGAR submission type, and thus the May 7, 2007 filing is not requested to be withdrawn.

Please direct any questions you may have with respect to this filing to Samuel M. Krieger, Esq. of Krieger & Prager, LLP at (212) 363-2900.

Thank you for your cooperation in this matter.

Very truly yours,

LEO EHRLICH
Chief Financial Officer